                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F
                                     -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes        No  X
                                  -----     -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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RESULTS OF GENERAL SHAREHOLDERS' MEETING FOR THE FISCAL YEAR OF 2003

On March 25, 2004, Shinhan Financial Group held the general shareholders' meeting for the fiscal year of 2003, and all the 6 agenda listed below were approved of and ratified as originally proposed.

    Agenda 1)   Approval of Financial Statements [balance sheets, income
                statements and statements of appropriation of retained earnings for fiscal year 2003 (January 1, 2003 ~ December 31, 2003)]
    Agenda 2)   Amendments to the Articles of Incorporation
    Agenda 3)   Appointment of Directors
    Agenda 4)   Appointment of Audit Committee Members
    Agenda 5)   Approval of Limitation on Director Compensation
    Agenda 6)   Approval of Stock Option Grant to Department Heads and Executive
                Officers of Shinhan Financial Group and its Subsidiaries

For each details of originally proposed agenda, please refer Convocation Notice of the 3rd Ordinary General Meeting of Shareholders), which was disclosed on March 8, 2004.


GRANT OF STOCK OPTIONS

Pursuant to Article 14 of the Articles of Incorporation, stock option was granted to department heads and executive officers of Shinhan Financial Group and its subsidiaries through the resolution of our 3rd general shareholders meeting.

1. Grant of Stock Options to Department Heads of Shinhan Financial Group and its Subsidiaries
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   1) Grantees : Mr. Byung Kook Song and other 408 department heads of Shinhan
      Financial Group and its subsidiaries
   2) Number of options to be granted : 596,600 in total
   3) Exercise price: KRW 21,595
   4) Date of grant: March 25, 2004
   5) Exercise period: Exercisable during the 3 year period after the second anniversary from the grant date.
   6) Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).
      - to issue new shares at the exercise price; or
      - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.
   7) Condition for exercise: The sum of the net income of the relevant company (the company where the applicable executive or officer works) during the grant year and the following year should be greater than zero.


2. Grant of Stock Options to Executives of Shinhan Financial Group and its Subsidiaries

   1) Grantees: A total of 27 executives and officers of Shinhan Financial
      Group and its subsidiaries (Shinhan Bank, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See 8) below for details
   2) Number of options to be granted: stock options to purchase 705,000 shares in total
   3) Exercise price: KRW 21,595
   4) Date of grant: March 25, 2004
   5) Exercise period : Exercisable during the 3 year period after the second anniversary from the grant date.
   6) Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).
      - to issue new shares at the exercise price; or
      - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price
   7) Conditions for exercise :
      A. 50% of the volume granted
         - Stock options are exercisable when both of the following two conditions
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           are met.
      [Condition1]  Shinhan Financial Group's shareholder return (as defined below) is greater than 80% of the Korean banking industry stock price index growth
      * Shinhan Financial Group's shareholder return = {[Closing price of the day of exercise] (Note.1) + Dividends per share paid between the day of grant and the day of exercise] - [Closing price of the day of grant] (Note.2)} / [Closing price of the day of grant] x 100
        (Note. 1, 2)
        Closing price of the day of exercise and grant means the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the day of exercise and grant, as applicable.
      [Condition2]  The sum of the net income of the relevant company (the company where the applicable executive or officer works) during the grant year and the following year should be greater than zero.

      B. The other 50% of the volume granted
         - Exercisable volume to be determined based on the return on equity
           (ROE) of the relevant company target achievement rate for each two year.

------------------------------------------------------------------------------------------
                    Description 1 (for the grant     Description 2 (for the following
                               year)                              year)
------------------------------------------------------------------------------------------
  Number of stock        Half of the 50% of                 Half of the 50% of
   options to be      the total volume granted           the total volume granted
   exercised (M)
------------------------------------------------------------------------------------------
  Determination of         Number of shares(M) x (actual ROE/ target ROE)
    exercisable            * Exercisable number of shares can not exceed "(M)"
      number
------------------------------------------------------------------------------------------

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   8) Details of Stock Options Granted to Executives and Officers

---------------------------------------------------------------------------------------------
   Company                        Title                     Name             No. of Shares
---------------------------------------------------------------------------------------------
          SFG                Chairman                  Eung Chan Ra                100,000
                             ----------------------------------------------------------------
                             President & CEO           Young Hwi Choi               90,000
                             ----------------------------------------------------------------
                             Senior Exe. VP            Bhang Gil Choi               30,000
                             ----------------------------------------------------------------
                             Senior Exe. VP            Chil Sun Hong                20,000
                             ----------------------------------------------------------------
                             Senior Exe. VP            Hee Soo Kim                  20,000
                             ----------------------------------------------------------------
                             Senior Exe. VP            Byung Jae Cho                20,000
                             ----------------------------------------------------------------
                             Senior Exe. VP            Baek Soon Lee                20,000
---------------------------------------------------------------------------------------------
      Shinhan Bank           President                 Sang Hoon Shin               80,000
                             ----------------------------------------------------------------
                             Standing Auditor          Jae Ho Cho                   20,000
                             ----------------------------------------------------------------
                             Dep. President            Jae Woo Lee                  20,000
                             ----------------------------------------------------------------
                             Dep. President            Gwang Lim Youn               20,000
                             ----------------------------------------------------------------
                             Dep. President            Woo Sup Cho                  20,000
                             ----------------------------------------------------------------
                             Dep. President            Min Ky Han                   20,000
                             ----------------------------------------------------------------
                             Dep. President            Youn Soo Song                20,000
                             ----------------------------------------------------------------
                             Dep. President            Do Heui Han                  20,000
                             ----------------------------------------------------------------
                             Dep. President            Jin Won Suh                  20,000
                             ----------------------------------------------------------------
                             Dep. President            Shin Keun Yang               20,000
                             ----------------------------------------------------------------
                             Exe. VP                   Sang Young Oh                15,000
---------------------------------------------------------------------------------------------
      Shinhan Card           President                 Sung Kyun Hong               30,000
                             ----------------------------------------------------------------
                             Standing Auditor          Tae Gyu Lee                  10,000
                             ----------------------------------------------------------------
                             Dep. CEO                  Seong Won Kim                10,000
                             ----------------------------------------------------------------
                             Dep. CEO                  Woo Yeop Shim                10,000
                             ----------------------------------------------------------------
                             Dep. CEO                  Moon Han Kim                 10,000
---------------------------------------------------------------------------------------------
    Shinhan Capital          President                 Dong Girl Lee                30,000
                             ----------------------------------------------------------------
                             Vice President            Sahng Dae Kim                10,000
                             ----------------------------------------------------------------
                             Vice President            Seung Keun Oh                10,000
---------------------------------------------------------------------------------------------
        Shinhan              CEO                       Beom Seong Shim              10,000
   Credit Information
---------------------------------------------------------------------------------------------
                                     Total                                         705,000
---------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             SHINHAN FINANCIAL GROUP CO., LTD.


                                             By  /s/ Byung Jae Cho
                                             -----------------------------------
                                             Name:  Byung Jae Cho
                                             Title: Chief Financial Officer

Date: March 26, 2004